March 31, 2015 Unaudited Condensed Consolidated Financial Statements

Suite 1188, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

Phone: (604) 687-4018

Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2015	December 31, 2014

		$	$
ASSETS
Current assets
Cash and cash equivalents		445,608	498,514
Term deposits		48,702	2,800
Restricted cash		249	262
Marketable securities		9,374	4,251
Accounts receivable and other		82,120	117,995
Inventories		214,148	223,412
		800,201	847,234
Deferred income tax assets		-	104
Other assets		52,597	43,605
Defined benefit pension plan		14,160	12,790
Property, plant and equipment		5,988,393	5,963,611
Goodwill		526,296	526,296
		7,381,647	7,393,640
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		168,708	184,712
Current debt	5	16,281	16,343
		184,989	201,055
Debt	5	587,761	587,201
Other non-current liabilities	4	51,290	49,194
Asset retirement obligations		109,672	109,069
Deferred income tax liabilities		880,669	869,207
		1,814,381	1,815,726
Equity
Share capital	6	5,319,101	5,318,950
Treasury stock		(12,662)	(12,949)
Contributed surplus		41,371	38,430
Accumulated other comprehensive loss		(18,238)	(18,127)
Deficit		(67,816)	(53,804)
Total equity attributable to shareholders of the Company		5,261,756	5,272,500
Attributable to non-controlling interests		305,510	305,414
		5,567,266	5,577,914
		7,381,647	7,393,640

Approved on behalf of the Board of Directors (Signed) Robert R. Gilmore Director (Signed) Paul N. Wright Director

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the quarter ended March 31,	2015	2014
	$	$
Revenue
Metal sales	238,311	279,870

Cost of sales
Production costs	119,305	134,785
Inventory write-down	6,210	-
Depreciation and amortization	45,409	45,572
	170,924	180,357
Gross profit	67,387	99,513

Exploration expenses	3,123	3,895
Mine standby costs	499	-
General and administrative expenses	16,278	15,844
Defined benefit pension plan expense	426	403
Share based payments	6,415	6,994
Foreign exchange loss (gain)	10,239	(1,361)
Operating profit	30,407	73,738

Loss on disposal of assets	11	6
Loss on marketable securities and other investments	-	772
Loss on investments in associates	-	102
Other expense (income)	(1,858)	784
Asset retirement obligation accretion	603	582
Interest and financing costs	5,175	8,405

Profit before income tax	26,476	63,087
Income tax expense	32,989	32,444
Profit (loss) for the period	(6,513)	30,643

Attributable to:
Shareholders of the Company	(8,244)	31,268
Non-controlling interests	1,731	(625)
Profit (loss) for the period	(6,513)	30,643

Weighted average number of shares outstanding
Basic	716,583	716,217
Diluted	716,583	716,217

Earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share	(0.01)	0.04
Diluted earnings (loss) per share	(0.01)	0.04

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2015	2014
	$	$

Profit (loss) for the period	(6,513)	30,643
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets	(111)	(489)
Realized losses on disposal of available-for-sale financial assets	-	759
Total other comprehensive income (loss) for the period	(111)	270
Total comprehensive income (loss) for the period	(6,624)	30,913

Attributable to:
Shareholders of the Company	(8,355)	31,538
Non-controlling interests	1,731	(625)
	(6,624)	30,913

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2015	2014
		$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period		(6,513)	30,643
Items not affecting cash:
Asset retirement obligation accretion		603	582
Depreciation and amortization		45,409	45,572
Unrealized foreign exchange loss		1,014	384
Deferred income tax expense		11,564	9,196
Loss on disposal of assets		11	6
Loss on investments in associates		-	102
Loss on marketable securities and other investments		-	772
Share based payments		6,415	6,994
Defined benefit pension plan expense		426	403
		58,929	94,654

Changes in non-cash working capital	9	16,077	(25,217)
		75,006	69,437
Investing activities
Net cash paid on acquisition of subsidiary	4	-	(30,318)
Purchase of property, plant and equipment		(75,071)	(80,430)
Proceeds from the sale of property, plant and equipment		13	84
Proceeds on production of tailings retreatment		5,721	8,792
Purchase of marketable securities		(5,233)	-
Proceeds from the sale of marketable securities		-	622
Redemption of (investment in) term deposits		(45,902)	29,676
Decrease in restricted cash		601	26
		(119,871)	(71,548)
Financing activities
Issuance of common shares for cash		121	-
Proceeds from contributions from non-controlling interest	4	-	40,000
Dividend paid to shareholders		(5,768)	(6,464)
Purchase of treasury stock		(2,394)	(6,404)
Long-term and bank debt proceeds		8,171	16,363
Long-term and bank debt repayments		(8,171)	(16,382)
		(8,041)	27,113
Net increase (decrease) in cash and cash equivalents		(52,906)	25,002
Cash and cash equivalents - beginning of period		498,514	589,180

Cash and cash equivalents - end of period		445,608	614,182

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2015	2014
		$	$
Share capital
Balance beginning of period		5,318,950	5,314,589
Shares issued upon exercise of share options, for cash		121	-
Transfer of contributed surplus on exercise of options		30	-
Transfer of contributed surplus on exercise of deferred phantom units		-	224
Balance end of period		5,319,101	5,314,813

Treasury stock
Balance beginning of period		(12,949)	(10,953)
Purchase of treasury stock		(2,394)	(6,404)
Shares redeemed upon exercise of restricted share units		2,681	-
Balance end of period		(12,662)	(17,357)

Contributed surplus
Balance beginning of period		38,430	78,557
Share based payments		6,305	6,715
Shares redeemed upon exercise of restricted share units		(2,681)	-
Recognition of other non-current liability and related costs	4	(653)	(49,624)
Transfer to share capital on exercise of options and deferred phantom units		(30)	(224)
Balance end of period		41,371	35,424

Accumulated other comprehensive loss
Balance beginning of period		(18,127)	(17,056)
Other comprehensive gain (loss) for the period		(111)	270
Balance end of period		(18,238)	(16,786)

Deficit
Balance beginning of period		(53,804)	(143,401)
Dividends paid		(5,768)	(6,464)
Profit (loss) attributable to shareholders of the Company		(8,244)	31,268
Balance end of period		(67,816)	(118,597)
Total equity attributable to shareholders of the Company		5,261,756	5,197,497

Non-controlling interests
Balance beginning of period		305,414	273,128
Profit (loss) attributable to non-controlling interests		1,731	(625)
Dividends declared to non-controlling interests		(1,635)	-
Increase during the period	4	-	40,000
Balance end of period		305,510	312,503

Total equity		5,567,266	5,510,000

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2014.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Acquisitions and other transactions
a)	Acquisition of Glory

In March 2014, Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business as defined in IFRS 3. Other than a small working capital amount, the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This amount was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”).

As a result of these Agreements, CDH acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, CDH has the right to require Eldorado to purchase or procure the purchase by another party of CDH’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option, as well as $2,654 of transaction costs. The sum of these amounts was recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of March 31, 2015 is $49,847 and is included in other non-current liabilities in the balance sheet.

5.	Debt
	March 31, 2015 $	December 31, 2014 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	16,281	16,343

Non-current:
Senior notes (b)	587,761	587,201
Total debt	604,042	603,544

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Debt (continued)

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,281) working capital loan with CMB. Each drawdown bears fixed interest rate of 5.6% and has a term of six months. As at March 31, 2015, Jinfeng has drawn down the full amount under this facility and has used the proceeds to fund working capital obligations. The last payment on this loan is due on July 28, 2015.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $12,239 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at March 31, 2015 was $588.0 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,954) entrusted loan agreement, which has been increased to RMB 720.0 million ($117,222) through a series of amendments.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at March 31, 2015 was 4.59%.

As at March 31, 2015, RMB 655.3 million ($106,691) had been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

6.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2015 there were no non-voting common shares outstanding (December 31, 2014 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2015	716,564,524	5,318,950
Shares issued upon exercise of share options, for cash	22,610	121
Estimated fair value of share options exercised	-	30

At March 31, 2015	716,587,134	5,319,101

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2015
	Weighted average exercise price Cdn$	Number of options
At January 1,	11.75	20,995,992
Granted	6.68	8,174,440
Exercised	6.64	(22,610)
Forfeited	13.11	(2,143,587)
At March 31,	10.11	27,004,235

At March 31, 2015, 27,004,235 share options (March 31, 2014 – 16,076,218) with a weighted average exercise price of Cdn$10.11 (March 31, 2014 – Cdn$12.89) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended March 31, 2015 was $4,929.

(b) Restricted share unit plan

A total of 596,089 restricted share units (“RSUs”) at a grant-date fair value of Cdn$6.67 per unit were granted during the period ended March 31, 2015 under the Company’s RSU plan and 198,696 RSUs were exercisable as at March 31, 2015.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the restricted share unit plan and changes during the quarter ended March 31, 2015 is as follows:

Total RSUs
Balance at December 31, 2014	1,086,523
RSUs Granted	596,089
Redeemed	(362,365)
Forfeited	(81,877)
Balance at March 31, 2015	1,238,370

As at March 31, 2015, 1,238,370 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 380,229 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended March 31, 2015 was $1,376.

(c) Deferred share units plan

At March 31, 2015, 345,915 deferred share units (“DSUs”) were outstanding with a value of $1,587, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $110 for the period ended March 31, 2015.

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments (continued)

(d) Performance share units plan

A total of 623,410 performance share units (“PSUs”) were granted during the period ended March 31, 2015 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. Compensation expense related to PSUs was nominal for the period ended March 31, 2015 and therefore not included in the income statement.

The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

8.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at March 31, 2015 are marketable securities. No liabilities are measured at fair value on a recurring basis as at March 31, 2015.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of our senior notes (note 5b), all carrying amounts of financial instruments approximate their fair value.

9.	Supplementary cash flow information
March 31, 2015 $		March 31, 2014 $

Changes in non-cash working capital
Accounts receivable and other	26,329	(6,606)
Inventories	10,181	9,340
Accounts payable and accrued liabilities	(20,433)	(27,951)
Total	16,077	(25,217)

Supplementary cash flow information
Income taxes paid	22,564	11,352
Interest paid	228	204

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2015, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

10.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and development activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

For the three months ended March 31, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	119,687	105,138	336	13,150	-	-	238,311
Production costs	54,856	51,151	1,472	11,826	-	-	119,305
Inventory write-down	-	-	6,210	-	-	-	6,210
Depreciation	16,482	25,406	506	2,867	-	148	45,409
Gross profit (loss)	48,349	28,581	(7,852)	(1,543)	-	(148)	67,387

Other material items of income and expense
Exploration expenses	444	269	386	829	476	719	3,123
Income tax expense	12,791	8,673	3,578	7,449	472	26	32,989

Additions to property, plant and
equipment during the period	13,968	7,961	372	49,038	5,095	81	76,515

Information about assets and liabilities
Property, plant and equipment (*)	890,899	1,390,332	204,958	2,859,103	641,228	1,873	5,988,393
Goodwill	-	52,514	-	473,782	-	-	526,296
	890,899	1,442,846	204,958	3,332,885	641,228	1,873	6,514,689

Debt	-	16,281	-	-	-	587,761	604,042

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segment information (continued)

For the three months ended March 31, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	124,026	124,829	18,645	12,370	-	-	279,870
Production costs	47,817	63,485	13,085	10,398	-	-	134,785
Depreciation	12,838	28,221	2,143	2,130	-	240	45,572
Gross profit (loss)	63,371	33,123	3,417	(158)	-	(240)	99,513

Other material items of income and expense
Exploration expenses	548	465	644	391	1,053	794	3,895
Income tax expense (recovery)	20,040	10,036	(399)	2,145	-	622	32,444

Additions to property, plant and
equipment during the period	17,879	7,483	1,362	50,092	3,356	218	80,390

For the year ended December 31, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	895,035	1,407,558	205,091	2,817,855	636,134	1,938	5,963,611
Goodwill	-	52,514	-	473,782	-	-	526,296
	895,035	1,460,072	205,091	3,291,637	636,134	1,938	6,489,907

Debt	-	16,343	-	-	-	587,201	603,544

* Net of revenues from sale of production from tailings retreatment

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

10.2 Economic dependence

At March 31, 2015, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine                                 Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.

Jinfeng Mine                           China National Gold Group

White Mountain Mine          Refinery of Shandong Humon Smelting Co. Ltd.

10.3	Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.